DEEP GREEN WASTE & RECYCLING, INC.

13110 NE 177th Place, Suite 293

Woodinville, WA 98072

(833) 304-7336

July 8, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	Deep Green Waste & Recycling, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 26, 2020
File No. 333-237257

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 7, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 2 to Registration Statement on Form S-1 submitted June 26, 2020 (File No. 333-237257) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-1

Results of Operations, page 36

1.	We note your response to prior comment 1 and revised prospectus summary and risk factor disclosure on page 17 to disclose that you are a shell company. Notwithstanding your response that you are not a blank check company, we note your disclosure at page 36 that you are a “blank check” company. Please provide additional analysis explaining why you are not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933 or reconcile your disclosures.

Response: In response to the Staff’s comments, the Company has revised its disclosure under “Revenues” on page 36 to state that the Company is not a blank check company.

The definition of “blank check company” as set forth in Rule 419 of the Securities Act is a company that:

1.	Is a development-stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
2.	Is issuing “penny,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company does not fit within No. 1 of the definition because the Company has a specific business plan as described in detail in various aspects of the Amendment. The Company’s intent to engage in a merger or acquisition is only one aspect of its business plan. The Company has revised its “Overview” and business plan throughout the registration statement to better describe its operations.

Securities and Exchange Commission

July 8, 2020

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (206) 919-1278.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
President

Cc: McMurdo Law Group, LLC, care of Matthew McMurdo, Esquire